Mail Stop 3720

January 17, 2007

Mr. Arunas A. Chesonis
Chairman, President and Chief Executive Officer
PAETEC Holding Corp.
One PAETEC Plaza
600 Willowbrook Office Plaza
Fairport, NY 14450

> **Re: WC Acquisition Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 28, 2006**
> **File No. 333-138594**

Dear Mr. Chesonis:

   We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment one. While we understand that you have disclosed the approximate value of the merger consideration to be received by shareholders in the aggregate, it remains unclear to us how the current disclosure permits stockholders to reasonably assess the transactions and how you will be disseminating to stockholders a prospectus that meets the requirements of Section 10. In this regard, we note that you are unable to state what shareholders will receive on a per share basis other than their proportionate interest in either 62.6% or 37.4% of the outstanding shares of PAETEC Holding common stock, based on the number of shares of PAETEC and US LEC common stock actually

outstanding as of November 30, 2006 (which in turn lacks certainty since the ultimate equity split will change due to the large number of shares that may be issued pursuant to assumed options, warrants and other rights). Are you able to disclose a maximum downward adjustment to the exchange ratios and provide at least a reasonable range of what shareholders will receive on a per share basis? Please advise or revise accordingly.

Other Information Regarding the Mergers, page 12

2.   Please revise to delete the statement on page 17 that the discussion of the federal income tax consequences is "only a general summary" so as to avoid any concern that you are omitting a material tax consequence. Additionally, please remove the word "generally" from the third full paragraph on page 2 of the draft tax opinion provided by Hogan & Hartson in accordance with prior comment 56.

The Mergers, page 144

Background of the Mergers, page 145

3.   As requested in prior comment 25, please expand the disclosure of the "strategic and financing alternatives" explored by Mr. Aab, which we note included possible merger or acquisition candidates, and why the alternatives were rejected. Disclose the number of companies that US LEC considered and provide a more detailed characterization of the companies rather than simply referring to them as "within the telecommunications industry." Also, indicate the extent to which US LEC contacted or engaged in discussions with other parties.

4.   As requested in prior comment 26, please disclose the range of valuations that Messrs. Chesonis and Aab discussed during the meeting of June 12, 2006.

5.   Please expand the disclosure regarding Messrs. Chesonis and Aab's evaluation of each company's contribution to the combined company's earnings before interest, taxes, depreciation and amortization, and other specified items, as adjusted. Your expanded disclosure should thoroughly describe the bases for and the results of their analyses, identify the "other specified items" and include quantified details to the extent practicable.

6.   Revise the new disclosure appearing at the top of page 151 to clarify the significance of the parties' agreement to use a modified version of the treasury stock method for purposes of determining the exchange ratios.

7.   We note your response to prior comment 29 regarding the preliminary presentations by Merrill Lynch and Deutsche Bank. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisors' final presentation,

then provide a statement to this effect and summarize any material differences in the information presented.

Fairness Opinions Presented to the PAETEC Board of Directors, page 156

8.   We note your response to prior comment 38, including the fact that the combined company projections were derived in part from each company's financial projections. We also note from your disclosure that each financial advisor reviewed and analyzed the financial projections of both PAETEC and US LEC. Because the projections were exchanged among the parties, formed the basis for the combined company projections (upon which the boards materially relied in making their recommendations) and were reviewed and analyzed by all four financial advisors in arriving at their fairness opinions, shareholders should also have the opportunity to independently evaluate the importance of the companies' projections. Accordingly, please disclose these projections as requested in prior comment 38.

9.   We note your revised disclosure regarding the contingent payments to the financial advisors in accordance with prior comment 39. Please revise the sections regarding the PAETEC board's and US LEC board's reasons for recommending the mergers to address what consideration, if any, the boards gave to the fact that these fees were contingent upon consummation of the merger. In this regard, we are unable to locate any discussion of the contingent fee where the PAETEC board references Merrill Lynch's opinion on page 155, and the discussion on page 178 does not provide any insight into what the US LEC board considered regarding the fees payable to Deutsche Bank.

Financial Analysis of Merrill Lynch, page 158

10.   We note your revised disclosure in response to prior comment 41 regarding what Merrill Lynch did in performing its various financial analyses and how it arrived at the various results. We continue to believe, however, that that average investor will better understand the financial analyses summaries if the discussion more clearly described why the particular analyses were used, the purpose for each analysis, and how the particular analysis and conclusions are relevant to stockholders and to the consideration they are receiving in the merger. Please revise to provide greater clarity throughout this section.

11.   Under "Miscellaneous" on page 163, quantity the exiting loans made by Merrill Lynch to PAETEC that will be repaid upon completion of the merger, including the principal amount owed and interest payable. Disclose the amounts that will be paid to Merrill Lynch by PAETEC and US LEC in connection with the financing commitment. See Item 1015(b)(4) of Regulation M-A. Please also tell us why you have not included the 10% Break-Up Fee as stipulated in Merrill Lynch's engagement letter dated August 10, 2006. See prior comment 39. Similarly

revise to include quantified disclosure about loans made by and amounts payable to the DB Group under "Opinion of Deutsche Bank" on page 187.

Recommendation of US LEC's Board of Directors; US LEC's Reasons for the Mergers, page 175

12.   Please explain in reasonable detail the consideration the US LEC board gave to the fact that both of its advisors have recently provided services to PAETEC.

Fairness and Other Opinions Presented to the US LEC Board of Directors, page 179

13.   In light of your revisions and response to prior comment 50, please continue to revise any references to Deutsche Bank's opinion that "the consideration with respect to the… US LEC preferred stock repurchase is fair" to avoid any suggestion that the advisor performed any analyses that specifically applied to the repurchase. Instead, you might state that the advisor analyzed the fairness of the transaction, which included both the merger and the repurchase.

Material U.S. Federal Income Tax Consequences of the PAETEC Merger and the US LEC Merger, page 206

14.   We continue to note your disclosure that "[a]ssuming that the PAETEC merger together with the US LEC merger will be treated as an integrated series of transfers under Section 351…and subject to the possibility…that the June 2006 leveraged recapitalization of PAETEC will also be integrated…the treatment of PAETEC stockholders for U.S. federal income tax purposes will generally be as follows…." As indicated in prior comment 55, you may not assume any legal conclusions underlying counsel's opinion. Please revise to remove statements assuming the tax consequences of the transaction or provide the alternative disclosure suggested in our prior comment.

15.   Please advise us why you deleted the discussion of the possible integration of PAETEC's June 2006 recapitalization with the merger and the resulting tax treatment. To the extent the matter of integration results in tax consequences that are material to PAETEC shareholders, you should provide a reasonably thorough discussion of those consequences that is based on an opinion of counsel.

Conditions to the Completion of the Mergers, page 223

16.   We disagree with the analysis you have provided in response to prior comment 59. Like with a fairness opinion, the parties will receive an opinion of an expert that is a material condition to the merger. Accordingly, like a fairness opinion, please file counsels' consent as an exhibit to the registration statement. Please also confirm in your response letter that the communications regulatory opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

Executive Compensation, page 268

Compensation Discussion and Analysis of PAETEC Holding, page 268

17.   You state that neither PAETEC Holding, PAETEC nor US LEC have formulated
        the philosophy or objectives of PAETEC Holding's future compensation
        programs or developed any policies or practices for the implementation of those
        programs. In light of the fact that you are soliciting approval of the US LEC
        shareholders for the PAETEC Holding Corp. 2007 Omnibus Incentive Plan,
        please consider revising this statement as it appears some level of consideration
        has been given to future compensation programs. In doing so, please briefly
        address in PAETEC Holding's CD&A section the reasons you are seeking
        approval of the 2007 equity plan as well as the material aspects of the plan. With
        respect to the latter, this disclosure should not simply recite the disclosure
        beginning on page 293, but rather should serve to facilitate the principals and
        objective outlined in the Commission's recent executive compensation adopting
        release located at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

18.   Notwithstanding the above comment, and to the extent uncertainty remains
        regarding the philosophy or objectives of PAETEC Holding's future
        compensation programs, as well as the policies or practices for the
        implementation of those programs, please ensure that PAETEC Holding's CD&A
        highlights the fact that the compensation amounts presented in the compensation
        tables for both PAETEC and US LEC may not bear relation to future
        compensation awarded to the officers and directors of PAETEC Holding. Please
        include a risk factor addressing the uncertainty regarding PAETEC Holding's
        compensation philosophy, objectives, policies or practices due to the lack of any
        compensation programs.

Summary Compensation Table, page 268

US LEC, page 269

19.   You have provided 2006 compensation disclosure only with respect to the US
        LEC officers and directors that will serve in similar capacities with PAETEC
        Holding. Item 8 to Schedule 14A requires that you furnish the information
        required by Item 402 of Regulation S-K if any action is to be taken with regard to
        "any bonus, profit sharing or other compensation plan, contract or arrangement in
        which any director, nominee for election as a director, or executive officer of the
        registrant will participate." See Item 8(b) to Schedule 14A. Because US LEC is
        seeking approval of the PAETEC Holding Corp. 2007 Omnibus Incentive Plan, a
        plan contemplated by Item 8 to Schedule 14A, you must include the disclosure
        required by Item 402 of Regulation S-K for all US LEC officers and directors
        covered by Item 402, and not just those that will continue to serve with PAETEC
        Holding.

Financial Statements

8. Stockholders Equity, page F-24

The Warrant Plan, page F-26

20.   We note your response to comment 73. Please explain to us how you accounted
        for warrants issued under the warrant plan prior to your adoption of SFAS 123(R).

Annex A – Agreement and Plan of Merger

21.   As requested in prior comment 74, please include a list briefly identifying the
        contents of all omitted schedules and exhibits to the merger agreement. Despite
        your cross-reference on page II-3, we are unable to locate a list in the table of
        contents to Annex A.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Bob
Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding
comments on the financial statements and related matters. Please contact William
Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

                                                    Sincerely,

                                                    Michele M. Anderson
                                                    Legal Branch Chief

cc: Via facsimile: (202) 637-5910
        Charles E. Sieving, Esq.
        Hogan & Hartson, LLP